Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	09:59 09-Feb-06

RNS Number:1602Y
Wolseley PLC
09 February 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:
Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
In respect of the above holder.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

4,078,161	JP Morgan, Bournemouth
600,171	Northern Trust London
335,242	Bank of New York, Brussels
333,141	HSBC Bank plc
97,595	State Street Bank & Trust Co London (3)
79,600	Mellon Bank
30,600	Clydesdale Bank plc
279,327	Bank of New York – Europe Ldn
4,584,300	JPMorgan Chase Bank
8,333	State Street Bank & Trust Co
7,693,900	Brown Bros Harrimn Ltd Lux
101,804	BNP Paribas, Paris (C)
82,030	Northern Trust London
90,970	Brown Bros Harriman and Co
33,400	BNP Paribas, Paris
81,452	CDC Finance

5) Number of shares/amount of stock acquired:
not disclosed

6) Percentage of issued class:
not disclosed

7) Number of shares/amount of stock disposed:
nil

8) Percentage of issued class:
nil

9) Class of security:
Ordinary shares of 25p each

10) Date of transaction:
Not disclosed.

11) Date company informed:
9 February 2006

12) Total holding following this notification:
18,510,026

13) Total percentage holding of issued class following this notification:
3.11%

14) Any additional information:

15) Name of contact and telephone number for queries:
Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:
Mark J. White, Company Secretary

Date of notification:
9 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END